CMP Susquehanna Radio Holdings Corp.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
January 21, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	CMP Susquehanna Radio Holdings Corp.
Form 10-K for fiscal year ended December 31, 2007
Filed March 31, 2008

Forms 10-Q for the quarterly periods ended March 31, June 30 and
September 30, 2008
File No. 333-143558
Dear Mr. Spirgel:
     On behalf of CMP Susquehanna Radio Holdings Corp. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2008 (the “Comment Letter”) concerning the above-referenced Form 10-K (the “10-K”) and Forms 10-Q. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 28
1.	As required by Item 303 of Regulation S-K, please discuss your results of operations for the periods covered by the financial statements using the financial statements included in your filing. The discussion regarding the combined information that you have presented for 2006 should be considered pro forma information. Your pro forma financial information should be prepared in accordance with Article 11 of S-X and should reflect the impact of only the transaction that has had the significant impact on comparability. Where the pre- and post-transaction periods are separately presented in the historical financial statements, it would be inappropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of S-X. A discussion based upon pro forma financial statements should only be prepared for the fiscal year preceding the date of the transaction. Once the effects of you[r] acquisition of SPC are reported in historical financial statements for a full year, then MD&A should be based upon the historical financial statements only from that point forward. This discussion should only be a supplement to the discussion of the audited financial statements. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of a complete set of pro forma financial statements (in other words, one that reflects the adjustments) will be necessary in order to facilitate an understanding of the basis of the information being discussed unless those same statements are already included in the filing.
     RESPONSE: As noted in the Staff’s comment, Item 303 of Regulation S-K required us to provide MD&A for the periods covered by the financial statements in the 10-K. Because the Company did not exist prior to May 5, 2006, we presented the financial statements of SPC for the year ended December 31, 2005 and the period January 1, 2006 to May 4, 2006, along side the Company’s financial statements for the period May 6, 2006 through December 31, 2006, and the year ended December 31, 2007.
     In order to ensure that the MD&A in the 10-K matched the presentation of the financial statements included in the 10-K, we presented the results for the year ended December 31, 2006 on a combined basis, as opposed to a pro forma basis, and noted that because our results of operations as reported in our consolidated financial statements (for that year) included both continuing and discontinued operations, the results are not comparable with our results of operations for the year ended December 31, 2007, and that the results of operations for the period January 1, 2006 to May 4, 2006 are not comparable with those for the period May 6, 2006 through December 31, 2006.
     In accordance with the Staff’s request, we will present the MD&A using pro forma financial data for the year ended December 31, 2006 in the Company’s next annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), which we intend to file as soon as practicable, but in any event not later than March 31, 2009. Additionally, we advise the Staff that Company’s previously filed registration statement on Form S-4 included pro forma financial information for the year ended December 31, 2006. We intend to bring forward for comparative purposes this pro forma financial information in the MD&A of the 2008 Form 10-K.
Notes to the financial statements
Long-term Debt, page F-18
2.	It appears that the senior subordinated notes issued by CMP Susquehanna Corp. are guaranteed by you and other subsidiaries. Tell us why you did not include the condensed consolidating financial information and required disclosures, in a note to the financial statements, in accordance with Rule 3-10(d) of Regulation S-X.

     RESPONSE: We did not include a footnote of condensed consolidating financial information specified in Rule 3-10(d) of Regulation S-X (a “3-10(d) Footnote”) in the Company’s consolidated financial statements because the Company no longer has any subsidiaries that are not guarantors of the senior subordinated notes issued by CMP Susquehanna Corp. Therefore, the consolidated financial statements themselves provided all financial and narrative information about the guarantors of the notes. In accordance with Rule 3-10(i)(11)(iii), we were not required to repeat information that would substantially duplicate disclosure elsewhere in the Company’s consolidated financial statements. We have attached, as Exhibit A hereto, the financial tables that would be included in a 3-10(d) Footnote for the year ended December 31, 2007, to support our belief that such information is not materially different nor meaningful to the reader.
Acquisitions and Dispositions, page F-23
3.	We note that you accounted for the exchange of one radio station for another radio station in accordance with SFAS 153. We believe that radio stations are businesses and therefore exchanges of radio stations should be accounted for in accordance with SFAS 141. Also, please note that paragraph 9 of EITF 98-3 indicates that paragraph 10 of SFAS 141 states that “the exchange of a business for a business also is a business combination”. In this regard, tell us why you believe that your accounting for the exchange of radio stations under SFAS 153 rather than SFAS 141 is appropriate.
     RESPONSE: We note the Staff’s comment regarding the applicability of SFAS 141, rather than SFAS 153, to the exchange of radio stations since they meet the definition of a business. We respectfully submit that the accounting treatment for the exchange transaction would not differ had it been accounted for under SFAS 141. The book value of the assets the Company exchanged approximated the fair value of the assets received in the transaction. We allocated the cost of the acquired station and corresponding assets and liabilities assumed based on the estimated fair value at date of acquisition.
     In the 2008 Form 10-K, we will clarify our disclosure related to this exchange transaction and state the applicable accounting guidance.
* * * * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 260-6628 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.
Sincerely,
/s/ Martin R. Gausvik
Martin R. Gausvik
Executive Vice President,
Treasurer and Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

Exhibit A

	December 31, 2007
	Parent	Guarantor
	Company	Companies	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$1,895	$—	$1,895
Accounts receivable, net	—	47,270	—	47,270
Intercompany receivable	—	2,149,627,279	(2,149,627,279)	—
Prepaid expenses and other current assets	—	2,174	—	2,174

Total current assets	—	2,149,678,618	(2,149,627,279)	51,339
Property, plant and equipment, net	—	36,503	—	36,503
Intangible assets, net	—	1,163,930	—	1,163,930
Deferred financing costs, net	—	18,929	—	18,929
Long Term Investments	—	6,991	—	6,991
Intercompany Investment	96,035	—	(96,035)	—

Total assets	$96,035	$2,150,904,971	$(2,149,723,314)	$1,277,692

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$483	$—	$483
Current portion of long-term debt	—	25,160	—	25,160
Accrued interest	—	4,574	—	4,574
Accrued state income taxes	—	1,211	—	1,211
Intercompany payable	—	2,149,627,279	(2,149,627,279)	—
Other current liabilities	—	9,338	—	9,338

Total Current Liabilities	—	2,149,668,045	(2,149,627,279)	40,766

Long-term debt	—	884,999	—	884,999
Other liabilities	—	9,196	—	9,196
Deferred income taxes	—	246,700	—	246,700

Total liabilities	—	2,150,808,940	(2,149,627,279)	1,181,661

Stockholders’ equity
Common stock — Voting $.01 par value, authorized 1,000 shares and issued 100 shares	—	—	—	—
Additional paid-in capital	299,928	299,928	(299,928)	299,928
Retained earnings (accumulated deficit)	(203,893)	(203,897)	203,893	(203,897)

Total stockholders’ equity	96,035	96,031	(96,035)	96,031

Total liabilities and stockholders’ equity	$96,035	$2,150,904,971	$(2,149,723,314)	$1,277,692

	December 31, 2007
	Parent	Guarantor
	Company	Companies	Eliminations	Consolidated

Net revenues	$—	$223,437	$—	$223,437

Operating expenses:
Station operating expense excluding depreciation amortization	—	123,388	—	123,388
Corporate general and administrative expenses	—	7,214	—	7,214
Depreciation and amortization	—	10,393	—	10,393
Gain (Loss) on sale of assets	—	96	—	96
Impairment of goodwill and intangible assets	—	188,019	—	188,019

Total operating expenses	—	329,110	—	329,110

Operating income (loss) from continuing operations	—	(105,673)	—	(105,673)
Non-operating income (expense) from continuing operations:
Interest expense, net	—	(78,509)	—	(78,509)
Gain (Loss) on early extinguishment of debt	—	1,258	—	1,258
Impairment of long-term investment	—	(5,509)	—	(5,509)
Other income (expense)	(185,290)	(323)	185,290	(323)

Income (loss) from continuing operations before income taxes and minority interest	(185,290)	(188,756)	185,290	(188,756)
Provision (benefit) for income taxes	—	(3,466)	—	(3,466)

Earnings (loss) from continuing operations	$(185,290)	$(185,290)	$185,290	$(185,290)

	December 31, 2007
	Parent	Guarantor
	Company	Companies	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$(185,290)	$(185,290)	$185,290	$(185,290)
Adjustments to reconcile net income(loss) to net cash provided (used in) by operating activities:
Intercompany Investment	—	185,290	—	(185,290)
Depreciation and amortization	—	10,393	—	10,393
Amortization debt issue costs	—	3,533	—	3,533
Write-off debt issue costs	—	711	—	711
Provision for doubtful accounts	—	351	—	351
(Gain)/Loss on extinguishment of debt	—	(1,258)	—	(1,258)
Deferred income taxes	—	(4,177)	—	(4,177)
Impairment of long-term investment	—	5,509	—	5,509
Impairment of goodwill and intangibles	—	188,019	—	188,019
Loss (gain) on sale of properties	—	96	—	96
Changes in assets and liabilities:	—	—	—	—
Accounts receivable	—	1,420	—	1,420
Prepaid expenses and other current assets	—	1,338	—	1,338
Accounts payable and other accrued expenses	—	(6,338)	—	(6,338)
Other liabilities	—	598	—	598

Net cash provided by(used in) operating activities	—	14,905	—	14,905

Cash flows from investing activities:
Purchase of property, plant and equipment, net	—	(1,573)	—	(1,573)
(Acquisitions) dispositions	—	192	—	192
Purchase accounting adjustment	—	322	—	322

Net cash provided by (used in) investing activities	—	(1,059)	—	(1,059)

Cash flows from financing activities:
Subordinated debt	—	(5,849)	—	(5,849)
Increase in revolving credit facilities	—	14,000	—	14,000
Repayment of credit facilities	—	(28,000)	—	(28,000)

Net cash provided by (used in) by financing activities	—	(19,849)	—	(19,849)

Net Increase (Decrease) in Cash and Cash Equivalents	—	(6,003)	—	(6,003)
Cash and Cash Equivalents, beginning of period	—	7,898	—	7,898

Cash and Cash Equivalents, end of period	$—	$1,895	$—	$1,895